Deere & Company Law Department One John Deere Place, Moline, IL 61265 USA Edward R. Berk Corporate Secretary & Associate General Counsel

December 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure filed in Deere & Company’s Annual Report on Form 10-K for the year ended October 30, 2022 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Deere & Company has made a disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended October 30, 2022, which was filed with the Securities and Exchange Commission on December 15, 2022.

Sincerely,

Deere & Company

By: /s/ Edward R. Berk

Edward R. Berk

Corporate Secretary